

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 8, 2016

<u>Via E-mail</u>
Mr. Lothar Maier
Chief Executive Officer
Linear Technology Corporation
1630 McCarthy Boulevard
Milpitas, California 95035

  Re: Linear Technology Corporation
    Form 10-K for the Fiscal Year Ended June 28, 2015
    Filed August 19, 2015
    File No. 000-14864

Dear Mr. Maier:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kevin Kuhar

        Kevin Kuhar
        Accounting Branch Chief
        Office of Electronics and Machinery